Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated October 10, 2023, except for Notes 1 and 11, as to which the date is January 18, 2024 in the Registration Statement on Form F-1/A, under the Securities Act of 1933 (File No. 333-267771) with respect to the consolidated balance sheets of SAG Holdings Limited and Subsidiaries (collectively referred to as the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in shareholder’s equity and cash flows for each of the years in the two-year period ended December 31, 2022 and the related notes.

We also consent to the reference to our Firm under the caption “Experts” appearing in such Registration Statement.

/s/ Audit Alliance LLP

Singapore

March 1, 2024